June 30, 2016
Via EDGAR Submission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	William Thompson
Yolanda Guobadia

Re:	VWR Corporation
Form 10-K for the fiscal year ended December 31, 2015 filed February 25, 2016
Form 10-Q for the quarterly period ended March 31, 2016 filed May 5, 2016
Form 8-K filed May 5, 2016
File No. 1-36673
Ladies and Gentlemen:
VWR Corporation (the “Company,” “we,” “us” or “our”) is writing to respond to the comments raised in the letter to us dated June 17, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”), our Form 10-Q for the quarterly period ended March 31, 2016 (the “Q1 2016 10-Q”), and our Form 8-K filed May 5, 2016. Our responses below correspond to the captions and numbers of those comments, which are reproduced below in italics.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measurements, page 28

1.
Please revise your disclosure in future filings to describe in greater detail why management believes the presentation of non-GAAP measures, including Adjusted net income, Adjusted EBITDA, Adjusted EPS and Free Cash Flow, provides useful information to investors regarding your financial position and results of operations. Please show us what the revisions to your disclosure would look like. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will revise future filings accordingly. For the Staff’s reference, we have provided below an example of what that disclosure would have looked like in the 2015 10-K. We also advise the Staff that, beginning with the Q1 2016 10-Q, we have discontinued the presentation of Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow in our periodic filings under the Securities Exchange Act of 1934 (the “34 Act”). Accordingly, the example below does not include those measures.

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

Key Indicators of Performance and Financial Condition
To evaluate our performance, we monitor a number of key indicators of our performance and financial condition.

•	Net sales, organic net sales growth, operating income and operating income margin, which we discuss on both a consolidated and reportable segment basis in the section entitled “Results of Operations.”
Organic net sales growth is a non-GAAP financial measurement that eliminates the contribution from recently acquired businesses and the impact of changes in foreign currency exchange rates from our reported net sales. We believe that this measurement is useful to investors as a way to measure and evaluate our underlying commercial operating performance consistently across the periods presented. This measurement is used by our management as an additional way for them to measure and evaluate our operating performance.

•
Constant-currency changes in gross profit, SG&A expenses and operating income, which we discuss in the section entitled “Results of Operations.” These are non-GAAP financial measurements which exclude the impact of changes in foreign currency exchange rates from our reported results. We believe that these measurements are useful to investors as a way to measure and evaluate our underlying commercial operating performance excluding the effects of currency changes, which we cannot control. These measurements are used by our management for these same reasons.

•	Gross margin, net income, diluted earnings per share and Adjusted EPS, which we discuss on a consolidated basis in the section entitled “Results of Operations.”
Adjusted EPS is a non-GAAP financial measurement that normalizes shares outstanding and eliminates preferred dividends based on our 2014 recapitalization and eliminates the effect of the amortization of acquired intangible assets, changes in foreign currency exchange rates related to financing decisions and certain other items. From this amount, we then add or subtract an estimated incremental income tax effect on the above noted items. We believe that this measurement is useful to investors as an additional way to analyze the underlying trends in our business consistently across the periods presented. This measurement is used by our management for these same reasons; and

•	Cash flows, particularly cash flows from operating activities, which we discuss in the section entitled “Liquidity and Capital Resources — Historical Cash Flows.”
Cautionary Statement about Non-GAAP Financial Measurements
As previously noted, we supplement our results of operations determined in accordance with GAAP with certain non-GAAP financial measurements that are used by management, and which we believe are useful to investors, in providing supplemental operational measurements to evaluate our financial performance. These measurements should not be considered in isolation or as a substitute for reported GAAP results because they may include or exclude certain items as compared to similar GAAP-based measurements, and such measurements may not be comparable to similarly-titled measurements reported by other companies. Rather, these measurements should be considered as an additional way of viewing aspects of our operations that provide a more complete understanding of our business. We strongly encourage investors to review our consolidated financial statements included elsewhere herein and in publicly filed reports in their entirety and not rely solely on any one, single financial measurement.
Reconciliations of our non-GAAP measurements to their most directly comparable GAAP-based financial measurements are included throughout the section entitled “Results of Operations.”

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

Results of Operations, page 28

2.
We note you present Adjusted EPS and the reported changes in the summary of your results of operations. We also note your disclosure of the percentage increases in gross profit, SG&A expenses, operating income, operating income margin and adjusted EBITDA margin in the fourth bullet point under the table. In addition, we note the reconciliations presented in your comparisons for the years ended December 31, 2015 and 2014 and years ended December 31, 2014 and 2013. Further, we note your disclosure and discussion of adjusted EPS and Adjusted EBITDA in your comparisons of the years ended December 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. In future filings please also disclose:

•	GAAP EPS and reported changes in the summary of your results of operations with equal or greater prominence than Adjusted EPS;

•	that the percentages in the fourth bullet point under the table are non-GAAP measures and the comparable GAAP percentages with equal or greater prominence; and

•
GAAP EPS and net income with equal or greater prominence in your disclosure and discussion of Adjusted EPS and Adjusted EBITDA in the comparisons of the years ended December 31, 2015 and 2014 and the years ended December 31, 2014 and 2013.

Please show what the revisions to your disclosures would look like. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.
Response: We acknowledge the Staff’s comment and will revise future filings accordingly. For the Staff’s reference, we have provided below an example of what that disclosure would have looked like in the 2015 10-K with respect to the summary of our results of operations, the applicable section of the detailed comparison of the years ended December 31, 2015 and 2014 and the reconciliation of GAAP EPS to Adjusted EPS.
With respect to the second bullet of the Staff’s comment, we advise the Staff that we have revised our description of key indicators of performance to include a new second bullet, as shown in the response to comment #1. That new bullet identifies constant-currency changes in gross profit, SG&A expenses and operating income as non-GAAP measures pursuant to the Commission’s interpretive guidance, as revised. We also advise the Staff that, beginning with the Q1 2016 10-Q, we have discontinued the presentation of Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow in our periodic filings under the 34 Act. Accordingly, the example below does not include those measures.

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

Results of Operations
This discussion and analysis includes a summary of our historical results of operations below, followed by detailed comparisons of our results. We have derived this data from our consolidated financial statements beginning on page F-1 of this report.
The following table presents a summary of our results of operations (dollars in millions, except per share data):

	Year ended December 31,			Reported change
				2015 vs. 2014		2014 vs. 2013
	2015	2014	2013	Amount	%	Amount	%
Net sales	$4,318.8	$4,375.3	$4,187.8	$(56.5)	(1.3)%	$187.5	4.5%
Organic net sales growth	4.4%	3.1%
Gross margin	27.7%	28.4%	28.6%	(70)	basis points	(20)	basis points
Operating income	$320.2	$317.9	$254.0	$2.3	0.7%	$63.9	25.2%
Operating income margin	7.4%	7.3%	6.1%	10	basis points	120	basis points
Net income	$154.3	$152.6	$14.1	$1.7	1.1%	$138.5	n/m
Diluted earnings per share	1.17	2.49	(338.00)	(1.32)	(53.0)%	340.49	n/m
Adjusted EPS	1.52	1.20	0.94	0.32	26.7%	0.26	27.7%
The following summarizes our 2015 results of operations as compared to 2014:

•	A stronger U.S. dollar negatively impacted our reported results, and net sales benefited from acquisitions. Excluding these effects, net sales and operating income each increased.

•
Net sales decreased 1.3%, the result of significant unfavorable currency translation that was mitigated by organic net sales growth of 4.4%, reflecting continuing strength in Biopharma in both segments. The Americas experienced its seventh consecutive quarter of year-over-year organic net sales growth in the fourth quarter. EMEA-APAC growth included more sales of integrated procurement services and other specialized offerings to our largest customers.

•
Gross margin decreased from the effects of a stronger U.S. dollar and a supply chain disruption with a major supplier. In addition, a less favorable product sales mix in 2015 and changes to certain supply agreements negatively impacted the comparison.

•
Despite the significant impact of currency, operating income increased due to organic net sales growth and cost control. Gross profit decreased 3.7% while SG&A expenses decreased 5.3%, resulting in operating income growth of 0.7%. Constant-currency gross profit increased by 4.5%, constant-currency SG&A increased by 2.9% and constant-currency operating income increased by 9.1%. Those same factors caused our operating income margin to increase by 10 basis points.

•
Net income benefited from significant reductions to interest expense caused primarily by the 2014 repayment of our 10.75% subordinated notes as well as our 2015 debt refinancing. The 2015 refinancing lowered our variable interest rate margins, which will be favorable to our results in future periods. Net income also reflected volatility from the remeasurement of euro-denominated debt. Most of our euro-denominated debt is now designated as a hedge, which we believe will lessen the volatility in earnings from foreign currency remeasurement.

•
Diluted earnings per share decreased 53%, reflecting the increase to net income previously described that was more than offset by a significant increase in weighted average shares outstanding following our 2014 recapitalization. Adjusted EPS increased 26.7% reflecting the significant reductions to interest expense and the operational factors noted above.

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

Diluted Earnings per Share and Adjusted EPS
Diluted earnings per share decreased $1.32 reflecting the increase to net income previously described that was more than offset by a significant increase in weighted average shares outstanding following our 2014 recapitalization. Adjusted EPS increased $0.32 primarily due to the after-tax reduction to interest expense and the operational factors noted above.
The following table presents the reconciliation of diluted earnings per share to Adjusted EPS:

	Year ended December 31,
	2015	2014
Diluted earnings per share (GAAP)	$1.17	$2.49
Recapitalization	—	(1.33)
Amortization of acquired intangible assets	0.63	0.68
Net foreign currency remeasurement (gain) loss from financing activities	(0.34)	(0.69)
Loss on extinguishment of debt	0.25	0.04
Other, net	0.01	(0.01)
Income tax (benefit) provision applicable to adjustments, net*	(0.20)	0.02
Adjusted EPS (non-GAAP)	$1.52	$1.20

*	Represents the estimated income tax effect on the reconciling items, using weighted-average statutory tax rates between 27% and 39%, depending upon the applicable jurisdiction.

Reconciliations of Non-GAAP Financial Measurements, page 35

3.
We note your presentation of adjusted EPS for each of the years in the three-year period ended December 31, 2015. In future filings please disclose GAAP EPS with equal or greater prominence. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We acknowledge the Staff’s comment and will revise future filings accordingly. For the Staff’s reference, we have provided in the response to comment #2 above an example of what that disclosure would have looked like in the 2015 10-K.

4.
We note your disclosure of Free Cash Flow. Please note that when a non-GAAP liquidity measure is presented the three major categories of the statement of cash flows should be presented with the non-GAAP liquidity measure. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We acknowledge the Staff’s comment. We also advise the Staff that, beginning with the Q1 2016 10-Q, we have discontinued the presentation of Free Cash Flow in our periodic filings under the 34 Act.

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

Item 8. Financial Statements and Supplemental Data
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies, page F-8

5.	In future filings, please disclose the types of costs classified in cost of goods sold and selling, general and administrative expenses.
Response: We acknowledge the Staff’s comment and will revise future filings accordingly.
(8) Debt
A/R Facility, page F-15

6.	Please tell us what consideration you gave to providing the disclosures required by ASC 860-10-50.
Response: By way of background, we advise the Staff that we account for the accounts receivable securitization facility (“A/R Facility”) as a secured borrowing because we do not meet criteria (b) and (c) of the three conditions for sale accounting set forth in ASC 860-10-40-5:

a.
Isolation of transferred financial assets: The trade accounts receivable subject to the A/R Facility are transferred to a bankruptcy-remote, wholly-owned subsidiary of the Company (the “BRE”), which is considered an unconsolidated affiliate for purposes of determining whether the trade accounts receivable are isolated under ASC 860-10-40-5(a).

b.
Transferee’s rights to pledge or exchange: Under the A/R Facility, certain conduit purchasers affiliated with a national bank receive beneficial interests in the trade accounts receivable held by the BRE. These conduit purchasers do not have the right to pledge or exchange either the beneficial interests or the trade accounts receivable as defined in ASC 860-10-40-5(b).

c.
Effective control: We consider our continuing involvement in the trade accounts receivable subject to the A/R Facility to be significant, as we both service and bear all risk of collecting the trade accounts receivable with no consideration provided by the conduit purchasers. In evaluating the guidelines of ASC 860-10-40-22A, we consider this to constitute effective control over the trade accounts receivable.

Regarding the Staff’s comment as to the consideration we gave to providing the disclosures required by ASC 860-10-50, we designed our disclosures to explain clearly and fully our risk exposures resulting from the A/R Facility.

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

In Note 8 to our 2015 10-K, we disclosed that we have accounted for the A/R Facility as secured debt as required by ASC 860-10-50-3(d)2 as follows: “The accounts receivable securitization facility is a $175.0 million secured credit facility...” and “Borrowings under this facility are secured by the trade accounts receivable of certain domestic subsidiaries...” In this same note, we also disclosed the nature of material restrictions on the securitized trade accounts receivable as required by ASC 860-10-50-3(b) by disclosing that those trade accounts receivable “...are not available to satisfy the claims of other creditors.” There were no other material changes to the risks associated with our trade accounts receivable as a result of entering into the securitization. For example, we continue to hold, service and bear the risk of collecting the receivables.
In our next annual report on Form 10-K, we will supplement our narrative disclosure with the direct statement that “we continue to bear the risk of collection on our trade accounts receivable” to more clearly and fully explain our continuing involvement pursuant to ASC 860-10-50-3(a) and our risk exposures pursuant to ASC 860-10-50-6. We will also specifically quantify the amount of trade accounts receivable pledged as collateral pursuant to ASC 860-10-50-3(b) and ASC 860-30-50-1A(b)1(i).
Form 10-Q for Fiscal Quarter Ended March 31, 2016

7.	Please address the above comments relating to non-GAAP financial measures in future filings on Form 10-Q as applicable.
Response: We acknowledge the Staff’s comment and will revise future filings accordingly.
Form 8-K Filed May 5, 2016

8.	Please address the above comments relating to non-GAAP financial measures in future earnings releases filed as Exhibits to Form 8-K as applicable.
Response: We acknowledge the Staff’s comment and will revise future filings accordingly.

9.
We note your disclosure of forward looking Adjusted EPS for 2016. Regulation G requires a schedule or other presentation detailing the differences between the forward- looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort and identify information that is unavailable and disclose its probable significance. Please revise your disclosure in future filings to comply with Regulation G.

Response: We acknowledge the Staff’s comment and will revise future filings accordingly.

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com

In connection with the above responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions relating to any of the foregoing, please feel free to contact Scott Baker at (610) 386-1535.

Sincerely,

/s/ Douglas J. Pitts
Douglas J. Pitts
Vice President and Corporate Controller
(Chief Accounting Officer and Duly Authorized Officer)
cc:	Manuel Brocke-Benz
Gregory L. Cowan
Scott Baker
VWR Corporation
Robert Goedert
Kirkland & Ellis LLP

VWR Corporation
Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087
610.386.1700 | vwr.com